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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10646

MAIL RECEIVED

DEC 2 (20

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2005 AND ENDING October 31, 2006
                                   _____   _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hefren-Tillotson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 Seventh Avenue
_____
                              (No. and Street)

Pittsburgh   PA   15222
_____   _____   _____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Niesslein   412-258-1039
                                                    _____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KFMR Katz Ferraro McMurtry, P.C.
_____
                (Name – *if individual, state last, first, middle n*

223 Fourth Avenue   Pittsburgh   PA   15222
_____   _____   _____
    (Address)   (City)   (State)   (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

PROCESSED
FEB 0 1 2007
THOMSON
FINANCIAL

DEC 2 6 2006

BRANCH OF REGISTRATIONS
AND
03   EXAMINATIONS

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Joseph Niesslein_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Hefren-Tillotson, Inc._____ , as

of ___October 31_____ , 20 _06___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HEFREN-TILLOTSON, INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2006

HEFREN-TILLOTSON, INC.



TABLE OF CONTENTS

October 31, 2006



Katz
Ferraro
McMurtry

Accountants · Consultants · Advisors
A Professional Corporation

Member of **≷DFK** *International with offices in principal cities throughout the world*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Hefren-Tillotson, Inc., (the Company) as of October 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hefren-Tillotson, Inc. at October 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Statement of Exemption from Reserve Requirement Computation Under Rule 15c3-3 of the Securities and Exchange Commission as of October 31, 2006 and Independent Auditors' Report on Internal Control of a Broker-Dealer Claiming an Exemption from Securities and Exchange Commission Rule 15c3-3 on pages 17 through 20 inclusive is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KFMR Katz Ferraro McMurtry

Pittsburgh, Pennsylvania
November 29, 2006

HEFREN-TILLOTSON, INC.

STATEMENT OF FINANCIAL CONDITION

October 31, 2006

ASSETS

ASSETS

Cash and cash equivalents	$ 403,785
Deposits with clearing organization	100,000
Receivables from clearing organization	1,324,974
Investment advisory fees receivable	248,422
Receivables - other	84,812
Note receivable	20,000
Advances - officers and employees	99,956
Prepaid expenses	143,122
Securities owned	
Marketable, at market value	10,620,108
Investments not readily marketable,	
at estimated fair market value	13,050
Furniture, equipment and leasehold	
improvements at cost, less accumulated	
depreciation and amortization of $1,554,507	734,033
TOTAL ASSETS	**$13,792,262**



LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to clearing organization	$	226,938
Commission and other compensation payable		2,527,108
Income taxes payable, including deferred		
taxes of $154,327		339,571
Accrued retirement plan liability		961,371
Accounts payable, accrued expenses		
and other liabilities		1,033,425
Deferred investment advisory fees		1,895,761
Due to affiliates		757,453
TOTAL LIABILITIES		7,741,627

STOCKHOLDERS' EQUITY

Common stock, $10 par value; 100,000 shares	
authorized, 25,963 shares issued and outstanding	259,630
Additional paid in capital	191,593
Retained earnings	5,599,412
TOTAL STOCKHOLDERS' EQUITY	6,050,635
TOTAL LIABILITIES AND	
STOCKHOLDERS' EQUITY	$13,792,262

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.



STATEMENT OF INCOME
Year Ended October 31, 2006

REVENUE

Principal transactions	$ 6,909,861
Service fees	8,195,549
Commissions	4,433,987
Investment advisory fees	9,592,820
Other	650,245
TOTAL REVENUE	29,782,462

EXPENSES

Employee compensation and benefits	19,822,370
Exchange and clearance fees	1,301,734
Communications and data processing	226,099
Occupancy	743,799
Other operating expenses	3,835,386
TOTAL EXPENSES	25,929,388
INCOME FROM OPERATIONS	3,853,074

OTHER INCOME AND EXPENSES

Interest expense	85,085
INCOME BEFORE PROVISION FOR INCOME TAXES	3,767,989

PROVISION FOR INCOME TAXES

Income taxes - current	1,522,034
Income taxes - deferred	23,965
TOTAL INCOME TAXES	1,545,999
NET INCOME	$ 2,221,990

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.



STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended October 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Number of shares	Par Value			
Balance, October 31, 2005	25,963	$ 259,630	$ 191,593	$3,977,427	$ 4,428,650
Net income	-	-	-	2,221,990	2,221,990
Dividends declared	-	-	-	(600,005)	(600,005)
Balance, October 31, 2006	25,963	$ 259,630	$ 191,593	$5,599,412	$ 6,050,635

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.



STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended October 31, 2006

Subordinated borrowings at October 31, 2005	$	-
Increases		-
Decreases		-
Subordinated borrowings at October 31, 2006	$	-

HEFREN-TILLOTSON, INC.



STATEMENT OF CASH FLOWS
Year Ended October 31, 2006

OPERATING ACTIVITIES

Net income	$ 2,221,990
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	154,198
Deferred income taxes	23,965
Net change in operating assets and liabilities (Note 11)	(1,400,512)
NET CASH PROVIDED BY OPERATING ACTIVITIES	999,641

INVESTING ACTIVITIES

Purchases of furniture, equipment and leasehold improvements	(366,565)
NET CASH USED IN INVESTING ACTIVITIES	(366,565)

FINANCING ACTIVITIES

Payment of dividends	(600,005)
NET CASH USED IN FINANCING ACTIVITIES	(600,005)
NET DECREASE IN CASH AND CASH EQUIVALENTS	33,071
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	370,714
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 403,785

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest paid	$ 85,085
Income taxes paid	$ 1,463,000

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.



NOTES TO FINANCIAL STATEMENTS
Year Ended October 31, 2006

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hefren-Tillotson, Inc. (the Company), a member of the National Association of Securities Dealers (NASD), is a registered securities broker-dealer and a registered investment advisor. The Company conducted the majority of its business from its principal office in Pittsburgh, along with four additional offices throughout Western Pennsylvania. The Company is a majority-owned subsidiary of Masterplan, Inc. (the Parent).

Description of Business

The Company provides professional financial counseling and planning services. It operates as a full service securities broker-dealer providing traditional brokerage products, investment management services through the HT Asset Management Division, and insurance products.

Method of Accounting and Revenue and Cost Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis, which is generally the same day as the transaction. Securities owned and securities sold, not yet purchased, are carried at market value as determined by the most recently traded price of each security at the balance sheet date. Investments not readily marketable are valued at estimated fair market value as determined by management.

Investment program commissions are recorded when payment from participants is received and the program commenced.

Principal trading consists of gains and losses from principal transactions. They are recorded on a trade date basis.

Service fees are recorded when earned.

Investment advisory fees are recognized as earned.

Insurance commissions and related expenses are recorded when earned or incurred.

HEFREN-TILLOTSON, INC.



NOTES TO FINANCIAL STATEMENTS
Year Ended October 31, 2006

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions and Clearance Fees

Commissions and related clearing expenses are recorded on a trade-date basis as securities and other transactions occur.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash and Cash Equivalents and Concentrations of Credit Risk

The statement of cash flows classify changes in cash and cash equivalents (short-term, highly-liquid investments readily convertible into cash with an original maturity of three months or less) according to operating, investing or financing activities. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions and accounts receivable.

The Company places its cash with a financial institution which management considers financially secure. However, at times such deposits may be in excess of the Federal Deposit Insurance Corporation limit.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

HEFREN-TILLOTSON, INC.



NOTES TO FINANCIAL STATEMENTS
Year Ended October 31, 2006

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs, which do not extend the lives of the applicable assets, are charged to operations as incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.

Advertising

The Company expenses advertising costs as incurred. Advertising and sponsorship costs were approximately $600,000 for the year ended October 31, 2006.


NOTES TO FINANCIAL STATEMENTS
Year Ended October 31, 2006

NOTE 2 – SECURITIES OWNED OR SOLD BUT NOT YET PURCHASED

Marketable securities owned or sold but not yet purchased are stated at market value. The market values at October 31 are as follows:

	Securities Owned Market Value	Securities Sold But Not Yet Purchased
Agency bonds	$ 87,060	$ -
Money markets	6,753,122	-
Municipal bonds	896,965	-
Mutual funds	2,882,961	-
	$ 10,620,108	$ -

Municipal securities consist mostly of Pennsylvania municipalities.

NOTE 3 – PAYABLE TO CLEARING BROKER

Hefren-Tillotson, Inc. clears certain of its proprietary transactions on a fully disclosed basis. The amount payable to the clearing organization as it relates to the aforementioned transactions is collateralized by securities owned and receivables due to the Company, subject to margin requirements. The amount payable to the clearing organization was $226,938 as of October 31, 2006.

Interest is charged at variable rates.

HEFREN-TILLOTSON, INC.



NOTE 4 – LEASE OBLIGATIONS

The Company leases its principal office from a Partnership, whose partners include several officers and/or shareholders of the Company. The Company pays all of the utilities, taxes, repairs, and assessments incurred on the property as part of its lease obligation. During the fiscal year ended October 31, 2006, rent expense was approximately $149,000, excluding these costs.

The Company also leases other office facilities, automobiles and office equipment from third parties under noncancellable operating leases expiring through October 31, 2013. During the fiscal year ended October 31, 2006, these rental expenses totaled approximately $369,000.

As of October 31, 2006, future minimum lease payments under these lease agreements, including the principal office discussed above, are as follows:

Years ending October 31,

2007	$ 725,000
2008	659,000
2009	585,000
2010	577,000
2011	564,000
Thereafter	195,000
	$3,305,000

NOTE 5 – NET CAPITAL REQUIREMENTS

Under the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. As of October 31, 2006, the Company had net capital and net capital requirements of $4,179,070 and $490,690, respectively, as reported in the supplemental schedule (see page 17).

The Company's aggregate indebtedness to net capital ratio is 1.76 to 1.



NOTES TO FINANCIAL STATEMENTS
Year Ended October 31, 2006

NOTE 6 – INCOME TAXES

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The company files its own state and local tax returns.

The current and deferred portions of income tax expense included in the statement of income, as determined in accordance with FASB Statement No. 109, *Accounting For Income Taxes*, are as follows:

Current:	
Federal	$ 1,171,830
State	350,204
Total current	$ 1,522,034
Deferred:	
Federal	$ 16,687
State	7,278
Total deferred	$ 23,965
Total provision for income taxes	$ 1,545,999

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, which primarily consists of depreciation. Permanent differences include non-deductible entertainment expenses, dues, and tax-free municipal bond interest. In addition, state tax differences include the gains on sales of municipal securities issued before February 1, 1994.



NOTES TO FINANCIAL STATEMENTS
Year Ended October 31, 2006

NOTE 7 – RETIREMENT PLAN

The Company has a defined contribution plan (the Plan) with both profit sharing and 401(k) features. Contributions under the plan are limited and made in accordance with the Internal Revenue Code. All employer profit sharing contributions are at the discretion of management.

The Company did and plans to make a profit sharing contribution relating to the retirement plan for the plans' calendar years ended December 31, 2005 and 2006, respectively. The contribution to the profit sharing plan by the company was increased to a total of $1,034,000 for the fiscal year ended October 31, 2006.

NOTE 8 – RELATED PARTY TRANSACTIONS

During the year, transactions with the Parent consisted of advances of $1,984,334 (including intercompany interest income of $80,517) and repayments received of $1,800,673. As of October 31, 2006, the unpaid balance was $757,453.

The Company reimburses the Parent for shares of Masterplan common stock which are provided to employees of the Company as a non-qualified stock option incentive program established at the discretion of the board of directors. The shares are purchased at the prevailing market rate at the time of transfer resulting in compensation expense of approximately $48,000.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions on either a cash or margin basis. These activities may expose the Company to off balance sheet risk in the event the counterparty to the transaction is unable to fulfill its contracted obligations.

NOTE 10 – CONTINGENCIES

The Company is a plaintiff and has been named as a defendant in legal actions in the ordinary course of business. The outcome of such matters cannot be predicted with certainty. In the opinion of management and after consultation with legal counsel handling such matters, these actions are considered without merit and will be defended vigorously.


NOTES TO FINANCIAL STATEMENTS

Year Ended October 31, 2006

NOTE 11 – STATEMENT OF CASH FLOWS

Components of the net change in operating assets and liabilities as presented in the accompanying statement of cash flows are as follows:

(Increase) decrease in operating assets:	
Receivables from clearing organization	$ (470,212)
Investment advisory fees receivable	(165,436)
Receivables - other	(49,728)
Note receivable	14,343
Advances - officers and employees	(47,211)
Due from related parties	10,634
Prepaid expenses	(58,273)
Marketable securities owned, at market value	(3,190,686)
Investments not readily marketable, at estimated fair market value	(990)
Increase (decrease) in operating liabilities:	
Payable to clearing broker	113,991
Commissions and other compensation payable	742,169
Securities sold, not yet purchased, at market value	(5,514)
Accounts payable, accrued expenses and other liabilities	559,710
Income taxes payable	86,550
Accrued retirement plan liability	303,721
Deferred investment advisory fees	572,759
Due to affiliates	183,661
Net change in operating assets and liabilities	$(1,400,512)



SUPPLEMENTAL INFORMATION

HEFREN-TILLOTSON, INC.



COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended October 31, 2006

The ownership equity qualified for net capital	$6,050,635
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	6,050,635
Deductions and/or charges:	
Total non-allowable assets from statement of financial condition.	1,258,583
Other deduction-Deficit	5,454
Net capital before haircuts on security positions	4,786,598
Haircuts on securities	
Exempted securities	47,016
Debt securities	153,328
Other securities	407,184
	607,528
Net capital	4,179,070
Net capital requirements	490,690
Excess net capital	$3,688,380

Statement Pursuant to Paragraph (D) (4) of Rule 17a-5

There were no differences between this computation of net capital and the computation included in the Company's amended final unaudited Part II (A) Focus Report as of October 31, 2006.

HEFREN-TILLOTSON, INC.



STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF OCTOBER 31, 2006

Hefren-Tillotson, Inc., claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC#8-17574) or other distributors. Hefren-Tillotson promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.



Katz
Ferraro
McMurtry

Accountants • Consultants • Advisors
A Professional Corporation

Member of **DFK** *International with offices in principal cities throughout the world*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Board of Directors
Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Hefren-Tillotson, Inc. (the Company), for the year ended October 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

Board of Directors
Hefren-Tillotson, Inc.
Page Two



which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KFMR Katz Ferraro McMurtry

KFMR Katz Ferraro McMurtry, P.C.
November 29, 2006